Filed Pursuant to Rule 433
Registration No. 333-216736
March 28, 2017

Rockwell Collins, Inc.
Pricing Term Sheet
March 28, 2017

Issuer:	Rockwell Collins, Inc. (the “Company”)

Ratings*:	Moody’s: Baa2 (stable) / S&P: BBB (stable) / Fitch: BBB (stable)

Trade Date:	March 28, 2017

Settlement Date:	April 10, 2017 (T+9)

Title:	1.950% Notes due 2019	2.800% Notes due 2022	3.200% Notes due 2024	3.500% Notes due 2027	4.350% Notes due 2047

Principal Amount:	$300,000,000	$1,100,000,000	$950,000,000	$1,300,000,000	$1,000,000,000

Maturity Date:	July 15, 2019	March 15, 2022	March 15, 2024	March 15, 2027	April 15, 2047

Interest Payment Dates:	Semi-annually on each January 15 and July 15, commencing July 15, 2017	Semi-annually on each March 15 and September 15, commencing September 15, 2017	Semi-annually on each March 15 and September 15, commencing September 15, 2017	Semi-annually on each March 15 and September 15, commencing September 15, 2017	Semi-annually on each April 15 and October 15, commencing October 15, 2017

Coupon:	1.950% per annum	2.800% per annum	3.200% per annum	3.500% per annum	4.350% per annum

Public Offering Price:	99.904%	99.933%	99.712%	99.835%	99.567%

Benchmark Treasury:	1.125% due February 28, 2019	1.875% due February 28, 2022	2.125% due February 29, 2024	2.250% due February 15, 2027	2.875% due November 15, 2046

Benchmark Treasury Price / Yield:	99-21 3/4 / 1.294%	99-18+ / 1.965%	99-07 / 2.247%	98-16+ / 2.420%	97-02 / 3.026%

Spread to Benchmark Treasury:	T + 70 basis points	T + 85 basis points	T + 100 basis points	T + 110 basis points	T + 135 basis points

Yield to Maturity:	1.994%	2.815%	3.247%	3.520%	4.376%

CUSIP/ISIN:	774341 AG6 / US774341AG67	774341 AH4 / US774341AH41	774341 AJ0 / US774341AJ07	774341 AK7 / US774341AK79	774341 AL5 / US774341AL52

Optional Redemption Provisions:

Make-whole Redemption:

At any time prior to maturity, in the case of the 2019 Notes, and at any time prior to February 15, 2022 (in the case of the 2022 Notes), January 15, 2024 (in the case of the 2024 Notes), December 15, 2026 (in the case of the 2027 Notes) and October 15, 2046 (in the case of the 2047 Notes), in whole or in part, at the greater of 100% of the principal amount of notes being redeemed and a make-whole redemption price determined by using a discount rate of the applicable Treasury Rate plus 15 basis points in the case of the 2019 Notes, 15 basis points in the case of the 2022 Notes, 15 basis points in the case of the 2024 Notes, 20 basis points in the case of the 2027 Notes and 25 basis points, in the case of the 2047 Notes, plus, in each case, accrued and unpaid interest to but not including the redemption date.

Par Redemption:

At any time on or after February 15, 2022 (in the case of the 2022 Notes), January 15, 2024 (in the case of the 2024 Notes), December 15, 2026 (in the case of the 2027 Notes) and October 15, 2046 (in the case of the 2047 Notes), in whole or in part, at 100% of the principal amount of the notes being redeemed, plus, in each case, accrued and unpaid interest to but not including the redemption date.

Special Acquisition Redemption:

If the Company (i) terminates or abandons the acquisition of B/E Aerospace, Inc. before 5:00 p.m. (New York City time) on October 21, 2017 (the “Special Acquisition Redemption Date”) or (ii) the merger agreement with respect to the acquisition is terminated before such time, the Company will redeem all outstanding 2022 Notes, 2024 Notes, 2027 Notes and 2047 Notes at 101% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest to but excluding the Special Acquisition Redemption Date. The 2019 Notes are not subject to the special acquisition redemption.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC Credit Agricole Securities (USA) Inc. Mizuho Securities USA Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

KeyBanc Capital Markets Inc.

RBS Securities Inc. (marketing name “NatWest Markets”)

SunTrust Robinson Humphrey, Inc.

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s, Standard & Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

We expect that delivery of the notes will be made to investors on or about April 10, 2017, which will be the ninth business day following the date of the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required, subject to certain exceptions, to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes will initially settle in T+9, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Those purchasers should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.

This pricing term sheet supplements the preliminary prospectus supplement issued by Rockwell Collins, Inc. on March 28, 2017 relating to its prospectus dated March 16, 2017.

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